UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 01, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 May 2015
Exhibit No. 2	Director/PDMR Shareholding dated 08 May 2015
Exhibit No. 3	Scrip Reference Share Price dated 14 May 2015
Exhibit No. 4	Publication of Supplement Prospectus dated 15 May 2015
Exhibit No. 5	Notification of Final Issue Size dated 20 May 2015
Exhibit No. 6	Director/PDMR Notification dated 27 May 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 01, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: June 01, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

1 May 2015

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 April 2015, Barclays PLC's issued share capital consists of 16,746,889,483 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,746,889,483) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

8 May 2015

Barclays PLC ("the Company")

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, informed the Company on 8 May 2015 that, on 7 May 2015, it had purchased and now held as bare trustee of Sharepurchase 828 Ordinary shares in the Company at a price of £2.5325 per share for Ashok Vaswani, a Person Discharging Managerial Responsibilities ("PDMR").

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Will Bowen
+44 (0)207 116 5752	+44 (0)20 3134 7444

Exhibit No. 3

14 May 2015

Barclays PLC - Scrip Reference Share Price

Barclays PLC (the 'Company') offers shareholders the opportunity to receive ordinary shares of 25 pence each in the Company ('Ordinary Shares'), credited as fully paid, in place of cash dividends by participating in its Scrip Dividend Programme (the 'Programme').

On 29 April 2015, the Company announced an interim dividend of 1 pence per Ordinary Share for the year ended 31 December 2015 payable on 15 June 2015 (the 'Interim Dividend'). The Scrip reference share price for those who are, or who will elect to become, participants in the Programme in respect of the Interim Dividend is 257.09 pence. The deadline for applications under the Programme in respect of the Interim Dividend is 4.30pm (London time) on 22 May 2015.

The Scrip reference share price is the average of the closing middle market quotations for Ordinary Shares, derived from the London Stock Exchange Daily Official List, for the five consecutive business days from 7 May 2015 to 13 May 2015 (inclusive).

For further information, please contact:

Our Registrar, Equiniti
0871 384 2055* (from the UK)
+44 (0) 121 415 7004 (from overseas)

*Calls cost 8p per minute plus network extras.  Lines open 8.30am to 5.30pm UK time Monday to Friday, excluding public holidays.

Barclays Investor Relations Kathryn McLeland +44 (0)20 7116 4943
Barclays Media Relations Will Bowen +44 (0)20 3134 7444

Exhibit No. 4

Publication of Supplement

The following supplement has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

Supplement dated 27 April 2015 (the "Supplement") to the following base prospectuses (each a "Base Prospectus" and together, the "Base Prospectuses"):

1. 3rd Supplement to the Base Prospectus dated 27 October 2014 (Prosper Base Prospectus A)

2. 6th Supplement to the Base Prospectus dated 1 July 2014 (RSSP Base Prospectus A)

3. 5th Supplement to the Base Prospectus dated 14 July 2014 (RSSP Base Prospectus B)

4. 5th Supplement to the Base Prospectus dated 14 July 2014 (RSSP Base Prospectus D)

5. 6th Supplement to the Base Prospectus dated 16 June 2014 (RSSP Base prospectus F)

6. 7th Supplement to the Base Prospectus dated 13 May 2014 (RSSP Base Prospectus H)

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-prospectuses/live-prospectuses/Barclays_Suppl_Feb%202015_RSSP_combined.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 5

18 May 2015

NOTICE OF FINAL ISSUE SIZE

BARCLAYS BANK PLC (the "Issuer")

(Incorporated with limited liability in England and Wales)
________________________________________________________________

Issue of up to EUR 45,000,000 Notes linked to a 'Worst-of' Equity Basket due 27 May 2020
(the "Securities" or the "Notes")
Series: NX000169335
________________________________________________________________

Issued pursuant to the Global Structured Securities Programme

ISIN:	XS1183614582

We refer to the prospectus dated 14 April 2015 (the "Prospectus") relating to the Securities. The Prospectus constitutes a prospectus for the purposes of Article 5.3 of Directive 2003/71/EC as amended by Directive 2010/73/EU (the "Prospectus Directive"). The Issuer hereby gives notice of the following information in accordance with Article 8(1) of the Prospectus Directive and the terms of the Prospectus:

Issue Size

The final Aggregate Nominal Amount of the Notes to be issued is EUR 15,000,000.

Capitalised terms not defined herein shall have the meaning given thereto in the Prospectus.

This Notice will be filed with the Luxembourg Commission de Surveillance du Secteur Financier.

Exhibit No. 6

27 May 2015

Barclays PLC (the "Company")

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R (1)(a)

1.     The trustees of the Barclays Group (PSP) Employees' Benefit Trust notified the Company on 26 May 2015 that on 26 May 2015 it had delivered ordinary shares of Barclays PLC with a nominal value of 25p each (the "Shares") to the Directors and Persons Discharging Managerial Responsibilities ("PDMR") of the Company as set out in the table below.  The Shares are delivered:

(i) to satisfy the release of Shares the subject of awards made under the Barclays Long Term Incentive Plan (the "Barclays LTIP") 2012-2014 Plan Cycle1.

(ii) to satisfy the release of Shares the subject of awards made under the Barclays Group Share Value Plan over the last three years2.

The market price on the date the Shares were provided was £2.66669 pence per Share and the place of trading was the London Stock Exchange.

Director/ PDMR	Shares provided to Director/ PDMR	Shares deducted to cover tax liabilities3	Balance of Shares held by Director
A Jenkins	809,934	380,672	5,489,046
R Le Blanc	850,394	399,686	-
A Sajed	196,047	83,071	-

2. The Barclays Nominee notified the Company on 26 May 2015 that on 26 May 2015 it sold Shares for the following PDMR at a price of £2.68 pence per Share:

PDMR	No. of Shares sold
I McDermott Brown	52,871

The place of trading was the London Stock Exchange.

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Will Bowen
+44 (0)20 7116 4943	+44 (0)203 134 7744

1 Barclays LTIP
For further details on the Barclays LTIP plan, see previous disclosures in the Barclays Annual Reports.

2 Share Value Plan (SVP)
SVP awards are granted to participants over Shares which may typically be released over a period of three years in equal annual tranches dependent on future service and the plan rules.  Discretionary dividend equivalent shares may also be made to participants on release of a SVP award.  Since 2014, the shares released to Directors and PDMRs have been subject to a six-month holding period after release.

3 Tax liabilities on the Shares provided were met in cash and the number of Shares actually received by each individual was reduced by the value required to meet those tax liabilities.